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VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Pearl Holdings Acquisition Corp Form 10-K for the year ended December 31, 2023 File No. 001-41165

Dear Ladies and Gentlemen:

This letter sets forth the response of Pearl Holdings Acquisition Corp (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated May 14, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on April 16, 2024.

Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter.

U.S. Securities and Exchange Commission

May 24, 2024

Form 10-K for the year ended December 31, 2023

Item 9A. Controls and Procedures, page 56

1.	Staff’s Comment: We note your disclosure that your Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2022. Please note that your conclusions should be disclosed as of December 31, 2023, which is the end of the period covered by this report. Please amend your Form 10-K for the fiscal year ended December 31, 2023 to correct this apparent discrepancy. Refer to Item 307 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises that the Company filed a Form 10-K/A on May 24, 2024, to address the comment by including updated language on page 56.

General

2.	Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and advises that its sponsor, Pearl Holdings Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), is controlled by Craig Barnett, a United States person living in New York. As a result, subject to the other parties involved in a potential initial business combination, the Company does not believe that any of the aforementioned facts or relationships regarding the Sponsor would, by themselves, subject a potential initial business combination to regulatory review, including review by CFIUS, nor does the Company believe that if such a review were conceivable that, based solely on such facts, such a potential initial business combination ultimately would be prohibited. However, in the event a potential initial business combination were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, the Company plans to include the following risk factor in appropriate future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended:

U.S. Securities and Exchange Commission

May 24, 2024

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations or review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”).

Acquisitions and investments by non-U.S. Persons in certain U.S. businesses may be subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving investments by foreign persons in U.S. businesses that have a nexus to, among other things, critical technologies, critical infrastructure and/or sensitive personal data in order to determine the effect of such transactions on the national security of the United States. Any initial business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to foreign ownership restrictions, CFIUS review and/or mandatory filings if non-U.S. persons obtain a material ownership interest or certain rights in the U.S. business. If an initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate such initial business combination with such business. In addition, if an initial business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with such an initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing such initial business combination. CFIUS may decide to block or delay an initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of any U.S. business of the combined company if we proceed without first obtaining CFIUS clearance. These potential limitations and risks may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in competing with other special purpose acquisition companies which do not have similar foreign ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive their pro rata share of amounts held in the trust account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

U.S. Securities and Exchange Commission

May 24, 2024

If CFIUS elects to review an initial business combination, the time necessary to complete such review of such initial business combination or a decision by CFIUS to prohibit such business combination could prevent us from completing an initial business combination within the combination period.

If we are unable to complete an initial business combination within the combination period, we will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete an initial business combination within the combination period.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ P. Michelle Gasaway

Via E-mail:

cc:	Pearl Holdings Acquisition Corp Martin Lewis

cc:	Skadden, Arps, Slate, Meagher & Flom LLP Laura Sunday